                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                               (Amendment No. 2)*

                    Under the Securities Exchange Act of 1934

                                   SYLVAN INC.
            --------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
            --------------------------------------------------------
                         (Title of Class of Securities)

                                    871371100
            --------------------------------------------------------
                                 (CUSIP Number)

                               Roger H. Claypoole
                                One Moonlight Dr.
                              Worthington, PA 16262
                             724-297-5491 (Ext. 201)
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                   Copies to:

                                Daniel L. Wessels
                              Cohen & Grigsby, P.C.
                          11 Stanwix Street, 15th Floor
                              Pittsburgh, PA 15222
                                 (412) 297-4900

                               September 12, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------------                                 --------------------
 CUSIP NO. 871371100                                       Page 2 of 10 Pages
-------------------------                                 --------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Dennis C. Zensen
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a)  [ ]
                                                                    (b)  [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                PF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                              [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                United States of America
--------------------------------------------------------------------------------
      NUMBER OF         7 SOLE VOTING POWER
        SHARES                       30,000
     BENEFICIALLY
       OWNED BY        ---------------------------------------------------------
         EACH           8 SHARED VOTING POWER
      REPORTING                     694,128
        PERSON
         WITH          ---------------------------------------------------------
                        9 SOLE DISPOSITIVE POWER
                                     30,000

                       ---------------------------------------------------------
                       10 SHARED DISPOSITIVE POWER
                                    694,128

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  724,128
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES                                                             [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  14.0%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                  IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------                                 --------------------
 CUSIP NO. 871371100                                       Page 3 of 10 Pages
-------------------------                                 --------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Donald A. Smith
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) [ ]
                                                                    (b) [ ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                  N/A
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America
--------------------------------------------------------------------------------
      NUMBER OF         7 SOLE VOTING POWER
        SHARES                       40,334
     BENEFICIALLY
       OWNED BY        ---------------------------------------------------------
         EACH           8 SHARED VOTING POWER
      REPORTING                       - 0 -
        PERSON
         WITH          ---------------------------------------------------------
                        9 SOLE DISPOSITIVE POWER
                                     40,334

                       ---------------------------------------------------------
                       10 SHARED DISPOSITIVE POWER
                                      - 0 -

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  40,334
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    0.8%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------                                 --------------------
 CUSIP NO. 871371100                                       Page 4 of 10 Pages
-------------------------                                 --------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Virgil Jurgensmeyer
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) [  ]
                                                                    (b) [  ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
               PF
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                                [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
               United States of America
--------------------------------------------------------------------------------
      NUMBER OF         7 SOLE VOTING POWER
        SHARES                       30,000
     BENEFICIALLY
       OWNED BY        ---------------------------------------------------------
         EACH           8 SHARED VOTING POWER
      REPORTING                       - 0 -
        PERSON
         WITH          ---------------------------------------------------------
                        9 SOLE DISPOSITIVE POWER
                                     30,000

                       ---------------------------------------------------------
                       10 SHARED DISPOSITIVE POWER
                                      - 0 -
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  30,000
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   0.6%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                    IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------                                 --------------------
 CUSIP NO. 871371100                                       Page 5 of 10 Pages
-------------------------                                 --------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Roger H. Claypoole
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) [  ]
                                                                    (b) [  ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                  N/A
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States of America
--------------------------------------------------------------------------------
      NUMBER OF         7 SOLE VOTING POWER
        SHARES                        - 0 -
     BENEFICIALLY
       OWNED BY        ---------------------------------------------------------
         EACH           8 SHARED VOTING POWER
      REPORTING                       - 0 -
        PERSON
         WITH          ---------------------------------------------------------
                        9 SOLE DISPOSITIVE POWER
                                      - 0 -

                       ---------------------------------------------------------
                       10 SHARED DISPOSITIVE POWER
                                      - 0 -

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  - 0 -
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      0%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                      IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------                                 --------------------
 CUSIP NO. 871371100                                       Page 6 of 10 Pages
-------------------------                                 --------------------


--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Snyder Associated Companies, Inc.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) [  ]
                                                                    (b) [  ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                  N/A
--------------------------------------------------------------------------------
   5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  Pennsylvania
--------------------------------------------------------------------------------
      NUMBER OF         7 SOLE VOTING POWER
        SHARES                        - 0 -
     BENEFICIALLY
       OWNED BY        ---------------------------------------------------------
         EACH           8 SHARED VOTING POWER
      REPORTING                       - 0 -
        PERSON
         WITH          ---------------------------------------------------------
                        9       SOLE DISPOSITIVE POWER
                                      - 0 -

                       ---------------------------------------------------------
                       10 SHARED DISPOSITIVE POWER
                                      - 0 -

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  - 0 -
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   0%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                   CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------                                 --------------------
 CUSIP NO. 871371100                                       Page 7 of 10 Pages
-------------------------                                 --------------------



--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Chas. A. Neal & Company
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                    (a) [  ]
                                                                    (b) [  ]
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                  N/A
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS    2(d) or 2(e)
                                                                           [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  Oklahoma
--------------------------------------------------------------------------------
      NUMBER OF         7 SOLE VOTING POWER
        SHARES                        - 0 -
     BENEFICIALLY
       OWNED BY        ---------------------------------------------------------
         EACH           8 SHARED VOTING POWER
      REPORTING                       - 0 -
        PERSON
         WITH          ---------------------------------------------------------
                        9 SOLE DISPOSITIVE POWER
                                      - 0 -
                       ---------------------------------------------------------
                       10 SHARED DISPOSITIVE POWER
                                      - 0 -

--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  - 0 -
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [ ]
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                   0%
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                   CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------                                 --------------------
 CUSIP NO. 871371100                                       Page 8 of 10 Pages
-------------------------                                 --------------------


         This Amendment No. 2 (this "AMENDMENT") amends the statement on
Schedule 13D filed on April 24, 2003 (as previously amended by Amendment No. 1 to Schedule 13D filed on June 17, 2003, the "PRIOR STATEMENT") by Dennis C. Zensen, Donald A. Smith, Virgil Jurgensmeyer, Roger H. Claypoole, the Snyder Associated Companies, Inc., and Chas A. Neal & Company (collectively, the "REPORTING PERSONS"). As noted in Item 4 below, the Reporting Persons are no longer acting in concert for the purposes of acquiring, holding voting or disposing of securities of Sylvan Inc. (the "ISSUER"). Accordingly, the group identified in the Prior Statement has been dissolved.

ITEM 1.  SECURITY AND ISSUER.

         This Amendment relates to shares of common stock, par value $0.001 per share (the "COMMON STOCK") of the Issuer. The principal executive offices of the Issuer have not changed since the filing of the Prior Statement.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Amendment is being filed jointly by the Reporting Persons. Messrs. Jurgensmeyer, Claypoole and Smith, the Snyder Associated Companies, Inc. and Chas. A. Neal & Company are signatories to this Amendment for the limited purpose of reporting the dissolution of the group of which each of them was formerly a member and that, as a consequence of such dissolution, none of such signatories will, following the filing of this Amendment, remain subject to a reporting obligation under Section 13(d) of the Act. Upon the filing of this Amendment, Messrs. Jurgensmeyer, Claypoole and Smith, the Snyder Associated Companies, Inc. and Chas. A. Neal & Company will cease to be Reporting Persons. Mr. Zensen, however, as a beneficial owner of more than 5% of the outstanding shares of the Issuer's Common Stock, will continue to be subject to a reporting obligation under Section 13(d) or Section 13(g) of the Act.

         There have been no changes in the background, occupation or address of any Reporting Person since the filing of the Prior Statement.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As noted in Item 4 below, the Reporting Persons have dissolved the group described in the Prior Statement. Accordingly, neither the group, nor the former group members are deemed to beneficially own the shares of Common Stock beneficially owned by each of the other former group members.

         Except as set forth above, information as to the shares of Common Stock beneficially owned by the Reporting Persons has not changed since the filing of the Prior Statement.

ITEM 4. PURPOSE OF TRANSACTION.

         On or about September 12, 2003, the Reporting Persons determined that they were no longer acting together as a group for the purposes of acquiring, holding, voting or disposing of securities of the Issuer. Accordingly, the group described in the Prior Statement has been dissolved.

                                  SCHEDULE 13D
-------------------------                                 --------------------
 CUSIP NO. 871371100                                       Page 9 of 10 Pages
-------------------------                                 --------------------


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         As a result of the dissolution of the group described in the Prior Statement, the Reporting Persons, as a group, are no longer deemed to own beneficially (or deemed to have shared voting and dispositive power over) the shares of Common Stock held by each of the former group's members.

         There have been no transactions in the Common Stock during the past 60 days by any of the Reporting Persons.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Upon filing of this Amendment, each of the Reporting Persons has agreed (and does hereby agree) to terminate the joint filing agreement, dated as of April 24, 2003, pursuant to which such person agreed to jointly file the Prior Statement and any and all amendments and supplements thereto with the Securities and Exchange Commission. A copy of the joint filing agreement is attached as
Exhibit 99.1 to the Prior Statement and incorporated herein by reference.

         Each of the Reporting Persons, other than Mr. Claypoole, has granted to Mr. Claypoole a power of attorney, with full right of substitution, to file amendments to the Prior Statement with the SEC and otherwise, which power of attorney was included on the signature page to the Prior Statement. All such powers of attorney shall terminate upon filing of this Amendment.

         Each of Messrs. Zensen, Jurgensmeyer and Smith remain parties to option agreements with the Issuer, pursuant to which they may acquire certain shares of Common Stock.

         Except for the agreements described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

                                   SIGNATURES

         After reasonable inquiry and to the best of each Reporting Person's respective knowledge and belief, each Reporting Person certifies that the information set forth in this Amendment is true, complete and correct.

Date:  September 15, 2003.


*                                          *
----------------------------------         -------------------------------------
Dennis C. Zensen                           Virgil Jurgensmeyer


*                                            /s/ Roger H. Claypoole
----------------------------------         -------------------------------------
Donald A. Smith                            Roger H. Claypoole


Snyder Associated Companies, Inc.          Chas. A. Neal & Company

     By:      *                                By:      *
         -------------------------                 -----------------------------
     Name:    Thomas C. Snyder                 Name:    Charles C. Neal
           -----------------------                   ---------------------------
     Title:   Vice-President                   Title:   President
            ----------------------                    --------------------------


*By:   /s/ Roger H. Claypoole
    ------------------------------
         Roger H. Claypoole
         Attorney-in-Fact